FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 05 February, 2009

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION
99                                          Notice to London Stock Exchange dated 05 February, 2009

Exhibit 99

This Report on F
o
r
m 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 22 January 2009 entitled ‘Notice of Results’

Exhibit 2:     Stock Exchange Announcement dated 23 January 2009 entitled ‘Director/PDMR Share dealing’

Exhibit 3 :     Stock Exchange Announcement dated 26 January 2009 entitled ‘Unilever Moves into Premium Hair Care’

Exhibit 1:     Stock Exchange Announcement dated 22 January 2009 entitled ‘Notice of Results’

ANNOUNCEMENT OF UNILEVER RESULTS
FOURTH QUARTER AND FULL YEAR 2008
An announcement by the Directors of Unilever of the final ordinary dividends for 2008 and the results for the last quarter and full year 2008 will be made at 07.00 hours (08.00 hours CET) on Thursday 5 February 2009.

Exhibit 2:     Stock Exchange Announcement dated 23 January 2009 entitled ‘Director/PDMR Share dealing’

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.
1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR J A LAWRENCE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS EACH REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE ("ADRS")
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.
State the nature of the transaction

PLED
GE OF 240,000 ADRS IN AUGUST 2007 BY WAY OF SECURITY TO
Morgan
Stanley
 &
Co.
, Incorporated
 IN RESPECT OF A LOAN (WHICH REPRESENTS 0.018% OF THE ORDINARY ISSUED SHARE CAPITAL, EXCLUDING TREASURY SHARES)

PLEDGE OF 69,750 ADRS ON 26 JUNE 2008 BY WAY OF SECURITY TO
Morgan
Stanley
 &
Co.
, Incorporated
 IN RESPECT OF A LOAN (WHICH REPRESENTS 0.005% OF THE ORDINARY ISSUED SHARE CAPITAL, EXCLUDING TREASURY SHARES)

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction THE PLEDGES REFERRED TO IN 8 RELATE TO THE FOLLOWING ADRS: (i) 240,000 ADRS ACQUIRED @ US$0.0311 EACH IN AUGUST 2007 (ii) 54,000 ADRS ACQUIRED @ US$28.5903 EACH ON 26 JUNE 2008 (iii) 10,000 ADRS ACQUIRED @ US$28.5773 EACH ON 26 JUNE 2008 (iv) 5,750 ADRS ACQUIRED @ US$28.5698 EACH ON 26 JUNE 2008	14.	Date and place of transaction AUGUST 2007, USA 26 JUNE 2008, USA 26 JUNE 2008, USA 26 JUNE 2008, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 325,265 0.025%	16.	Date issuer informed of transaction 26 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information NO DTR3 NOTIFICATION OF MR LAWRENCE'S ACQUISTION OF 240,000 ADRS IN AUGUST 2007 WAS REQUIRED AS MR LAWRENCE WAS NOT AT THAT TIME A UNILEVER EMPLOYEE. A DTR3 NOTIFICATION OF MR LAWRENCE'S ACQUISTION OF 69,750 ADRS ON 26 JUNE 2008 WAS MADE ON 27 JUNE 2008.	24.	Name of contact and telephone number for queries: HOLLY RICHARDS 020 7822 5927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 23 JANUARY 2009

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.
1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR MS BANGA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY 3 1/9 PENCE SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.
State the nature of the transaction

PLED
GE OF 11,982 ORDINARY SHARES ON 12 SEPTEMBER 2007 BY WAY OF PARTIAL SECURITY TO
HSBC PRIVATE BANK (UK) LIMITED
 IN RESPECT OF A LOAN (WHICH REPRESENTS A DE MINIMIS PERCENTAGE OF THE ORDINARY ISSUED SHARE CAPITAL, EXCLUDING TREASURY SHARES)

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,060 0.004%	16.	Date issuer informed of transaction 19 JANUARY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information PREVIOUS NOTIFICATIONS FOR THE ACQUISITION OF THESE SHARES BY MR BANGA WERE MADE IN ACCORDANCE WITH RELEVANT REGULATIONS.	24.	Name of contact and telephone number for queries: HOLLY RICHARDS 020 7822 5927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 23 JANUARY 2009
Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 3 :     Stock Exchange Announcement dated 26 January 2009 entitled ‘Unilever Moves into Premium Hair Care’

UNILEVER
MOVES INTO PREMIUM HAIR CARE

Unilever to buy TIGI product business and
Advanced Education Academies for $411.5 million in Cash

January 26, 2009 -
 Unilever, one of the world's largest consumer goods companies, announced today that it has signed an agreement to acquire the global TIGI professional hair product business and its supporting advanced education academies for a cash consideration of $411.5 million.

Vindi Banga, Unilever President, Foods, Home & Personal Care, said, "This is an exciting acquisition for Unilever. It illustrates our determination to actively manage our portfolio in line with our stated strategic priorities, including a focus on personal care and higher growth areas.

"We already have a strong position in daily hair care and adding the salon brands will further build our position in the hair category. We can bring our world-class R&D expertise to it and offer greater opportunity for geographical expansion. TIGI's strength in styling, and its fashion and beauty expertise will also help us raise the bar on innovation for our existing hair brands."

Upon completion of the transaction, TIGI will operate as a stand-alone Global Business Unit within Unilever, reporting to Michael B. Polk, President, Unilever Americas.

Bruno Mascolo of TIGI, said, "We are excited to join the Unilever family. We have always been passionate about people, so to be able to advance the industry through our products and education by using Unilever's impressive resources, while continuing to involve those who have made us successful - customers and employees - is very gratifying. We look forward to our future together."

TIGI's major brands include Bed Head®, Catwalk® and S-Factor®. TIGI has operations in the
United States
,
United Kingdom
,
Italy
,
Germany
 and
Australia
, employs about 550 people and in 2008, had worldwide sales of approximately $250 million, with almost half coming from the
United States
.

Subject to regulatory approval, the deal is expected to be completed by the end of March 2009.

-ends-

Notes:
  The consideration of $411.5 million is made on a cash and debt free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.

  Launched in 1986, TIGI haircare products are sold worldwide primarily to and through hair salons.

  The professional hair products company has been owned and run by Bruno, Guy and Anthony Mascolo, creators of Toni & Guy - with their other brother Toni - who are Chief Executive Officer, Chairman of the Board, and Worldwide Creative Director of TIGI respectively.

  The three brothers are world-renowned hair stylists, whose TIGI haircare products have become synonymous with the latest styles and products in salons. An exclusive consulting agreement has been made with Anthony and Bruno. Anthony will continue to work in the business in his creative role and Bruno will continue to be an adviser.

  This transaction does not include the Toni & Guy salon business.

  Unilever currently offers consumers leading hair care brands like Dove, Axe for Men, Suave and Sunsilk in the
  US
  , as well as others such as Clear elsewhere in the world

Contacts:
Unilever Media Relations
Unilever
US
:                Anita Larsen                              +1 201 894 7760
Unilever London:         Trevor Gorin                              + 44 20 7822 6010
Unilever Rotterdam:    Gerbert van Genderen-Stort     + 31 10 217 4844

Unilever Investor Relations
Unilever London:                                                           +44 207 822 6830

Safe

Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Knorr, Lipton, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174 000 employees in approaching 100 countries and generated annual sales of €40 billion in 2007. For more information about Unilever and its brands, visit
www.unilever.com
.

About TIGI

http://www.tigihaircare.com

END

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.